SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                  NYMAGIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    629484106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William J. Michaelcheck
                             Mariner Partners, Inc.
                                780 Third Avenue
                                   16th Floor
                               New York, NY 10017

                                    Copy to:
                               Thomas L. Fairfield
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                               New York, NY 10022
                                  212-318-6432

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 24, 2004
--------------------------------------------------------------------------------
             (Date of Events Which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/ (with respect to Mark W. Blackman and John N. Blackman, Jr.)



                         (Continued on following pages)

                              (Page 1 of 23 Pages)

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Mariner Partners, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO [Not yet determined]

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                           3,204,171
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                   0
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                   1,800,000 shares subject to option
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,204,171 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             32.95%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               CO

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Mark W. Blackman
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                           3,204,171
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                524,530
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                450,000
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,204,171 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |X|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             32.95%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               IN

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Blackman Investments LLC
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                           3,204,171
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                420,030
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                550,000
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,204,171 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             32.95%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               OO

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Blackman Charitable Remainder Trust
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                           3,204,171
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                100,000
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                   0
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,204,171 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             32.95%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               OO

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Louise B. Tollefson 2000 Florida Intangible Tax Trust Dated 12/12/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                           3,204,171
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                265,353
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                860,667
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,204,171 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             32.95%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               OO

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Louise B. Blackman Tollefson Family Foundation dated 3/24/98 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                           3,204,171
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                 3,401
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                 3,401
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,204,171 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             32.95%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               OO

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                           3,204,171
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                149,450
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                149,450
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,204,171 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             32.95%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               OO

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                           3,204,171
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                151,093
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                151,093
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,204,171 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             32.95%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               OO

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         William J. Michaelcheck
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00 [Not yet determined]

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                           3,204,171
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                   0
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                   1,800,000 shares subject to option
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,204,171 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             32.95%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               IN

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         A. George Kallop
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00 [Not yet determined]

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                               0
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                   0
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                   315,000 shares subject to option
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               315,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             3.24%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               IN

--------------------------------------------------------------------------------

CUSIP NO.:  629484106   SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         William D. Shaw, Jr.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                               (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00 [Not yet determined]

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

NUMBER OF                                          0
SHARES                         ------------------------------------------
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY
EACH                                               0
REPORTING                      ------------------------------------------
PERSON                  9      SOLE DISPOSITIVE POWER

                                                   0
                               ------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                   315,000 shares subject to option
                               ------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               315,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             3.24%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                               IN

--------------------------------------------------------------------------------

        This Amendment No. 4 to Schedule 13D is filed by the reporting persons pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 4 to the Schedule 13D amends and supplements:

        o the Schedule 13D, as filed with the Securities and Exchange Commission (the "SEC") on March 4, 2002, as amended by

        o Amendment No. 1, as filed with the SEC on April 10, 2003, as amended by

        o Amendment No. 2, as filed with the SEC on October 22, 2003, as amended by

        o    Amendment No. 3, as filed with the SEC on January 8, 2004.


        This statement on 13D relates to shares of common stock, $1.00 par value, of NYMAGIC, INC., a New York corporation ("NYMAGIC") whose principal executive office is located at 919 Third Avenue, 10th Floor, New York, NY 10022.


Item 4:        Purpose of Transaction.

               As further described in Item 6, Mariner has the right to vote the Voting Shares (as defined in Item 6) representing approximately 32.95% of the voting stock of NYMAGIC, with the approval of two out of three of the Participating Shareholders (as defined in Item 6) subject to certain provisions of the voting agreement further described in Item 6. In this manner, the parties to the voting agreement are able to use their combined shareholder voting power to influence key matters that require shareholder approval. Mariner and the Participating Shareholders reserve the right to undertake a proxy or consent solicitation, or to take shareholder action by written consent, to accomplish their objectives.

               Pursuant to the voting agreement, one purpose of this transaction was to govern the composition of the Board of Directors of NYMAGIC (the "Board"). Prior to the 2004 Amendment (as defined below), (i) Mariner was entitled to nominate four candidates for election to the Board; (ii) each Participating Shareholder was entitled to nominate two candidates to for election to the Board; and (iii) the Chief Executive Officer of NYMAGIC was entitled to nominate two candidates for election to the Board, for a total of twelve directors. The directors designated by Mariner and elected on May 22, 2002 and May 29, 2003 are William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull III and A. George Kallop. The directors designated by the Participating Shareholders and elected on May 22, 2002 and May 29, 2003 are Mark W. Blackman, John N. Blackman, Jr., Robert G. Simses, John
               R. Anderson, Glenn J. Angiolillo and Glenn R. Yanoff. The directors designated by the Chief Executive Officer and appointed on February 3, 2003 and March 13, 2003, respectively, are David
               W. Young and John T. Baily and these directors were also elected on May 29, 2003. The Board elected on May 22, 2002 appointed the following persons as officers of NYMAGIC: George R. Trumbull III as Chairman, William D. Shaw, Jr. as Vice

               Chairman and A. George Kallop as Executive Vice President. Mr. Trumbull was also appointed the Chief Executive Officer on June 10, 2002. These officers were reappointed on May 29, 2003. The Board also approved an investment management agreement whereby Mariner was engaged as sole investment adviser to manage the portfolio of NYMAGIC and its insurance company subsidiaries.

               Following the 2004 Amendment, (i) Mariner is entitled to nominate three candidates for election to the Board; (ii) the Tollefson Trustee is entitled to nominate one candidate for election to the Board, including himself; (iii) Mark W. Blackman is entitled to nominate one candidate for election to the Board and John N. Blackman, Jr. is entitled to nominate one candidate for election to the Board, provided that the candidates nominated to the Board by Mark W. Blackman and John N. Blackman, Jr. shall qualify as "independent directors" in accordance with the rules of the New York Stock Exchange and all other applicable laws and regulations ("Independent Directors"); and (iv) the Chief Executive Officer of NYMAGIC is entitled to nominate three candidates for election to the Board, all of whom shall be Independent Directors, for a total of nine directors.

               The Participating Shareholders have agreed, consistent with director fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated members of the Board, as designated by Mariner, as Chairman of each meeting. George R. Trumbull III was appointed Chairman of NYMAGIC on May 22, 2002 and was appointed Chief Executive Officer of NYMAGIC on June 10, 2002. Pursuant to the 2004 Amendment, if any of the Tollefson Trustee, Mark W. Blackman and John N. Blackman, Jr. does not nominate a candidate for election to the Board that such person is authorized to nominate, then in addition to its other rights, Mariner, instead of such person, may nominate a number of candidates equal to the number not nominated by such person.

               Pursuant to the 2004 Amendment, on or before the meeting of the Board on February 26, 2004, Mariner and the Participating Shareholders agree to use their reasonable efforts to cause NYMAGIC to take such action as is necessary to increase the number of authorized directors to thirteen. Furthermore, pursuant to the 2004 Amendment, on or before NYMAGIC's 2004 shareholders meeting, Mariner and the Participating Shareholders have agreed to use their reasonable efforts to cause NYMAGIC to take such action as is necessary to reduce the number of currently authorized directors to nine.

               The parties to the voting agreement may decide to cause additional changes to the way NYMAGIC is operated, but those changes have not yet been determined. It is possible that they will cause NYMAGIC to enter into new lines of business or to exit existing lines of business. Assets may be sold or purchased. Business or corporate transactions of various types may be considered. In addition to the executive officers mentioned above, it is possible that Mariner employees may serve as officers, employees or consultants of NYMAGIC.

               Pursuant to the voting agreement, the Participating Shareholders granted Mariner the option to purchase an aggregate of up to 1,800,000 of their shares of NYMAGIC. On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and
               A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Each of Mr. Shaw and Mr. Kallop have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

               On December 17, 2003 and December 23, 2003, pursuant to an effective shelf registration, Registration No. 333-106547 (the "Registration Statement"), Mark W. Blackman, Blackman Investments LLC, Louise B. Tollefson 2000 Florida Intangible Trust, Louise B. Blackman Tollefson Family Foundation, Louise B. Tollefson Charitable Lead Annuity Trust and Bennett H. Tollefson Charitable Lead Unitrust sold an aggregate of 2,150,000 of shares of NYMAGIC. These shares that were sold pursuant to the Registration Statement are no longer subject to the voting agreement.

               The Registration Statement also covers the 1,800,000 option shares granted to Mariner pursuant to the voting agreement, including the portions being held for William D. Shaw, Jr. and A. George Kallop. These reporting persons have the flexibility to sell the registered shares from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

                   o on the New York Stock Exchange, in the over-the-counter market, or on another national securities exchange (any of which may include crosses and block transactions);

                   o  in privately negotiated transactions;

                   o through broker-dealers, who may act as agents or principals, including through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

                   o in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                   o through one or more underwriters, dealers and agents, on a firm commitment or best efforts basis, who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

                   o through exchange distributions in accordance with the rules of the applicable exchange;

                   o  directly to one or more purchasers;

                   o  through agents;

                   o through option transactions, forward contracts, equity swaps or other derivative transactions relating to the securities;

                   o  through short sales of the securities;

                   o  in any combination of the above; and

                   o  in any other lawful manner.

Item 5:        Interest in Securities of the Issuer.

               Mariner and the Participating Shareholders share voting power with respect to 3,204,171 shares of common stock of NYMAGIC, representing approximately 32.95% of the outstanding shares of common stock of NYMAGIC. Mariner does not have the power to dispose of any of these shares. The Participating Shareholders have power to dispose of their respective shares of NYMAGIC, which are further identified in Item 6, provided that they retain shares necessary for Mariner to exercise its option and provided further that the transferee agrees to be bound by the voting agreement except that the Participating Shareholders have waived this requirement with respect to shares sold pursuant to the Registration Statement on or prior to December 31, 2003 and except that each Participating Shareholder may transfer an aggregate of 250,000 shares that will not be subject to the voting agreement. Pursuant to the voting agreement, Mariner received an option to acquire 1,800,000 shares of common stock from the Participating Shareholders, representing approximately 18.51% of the outstanding shares of common stock of NYMAGIC. The voting agreement permits Mariner to assign the options to William
               J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull III, A. George Kallop or any other employee or consultant working for Mariner in connection with NYMAGIC or to any other person agreed to by at least two Participating Shareholders. Option transferees must agree to be bound to the terms of the voting agreement. On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Each of Mr. Shaw and Mr. Kallop have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

               The following chart sets forth beneficial ownership information with respect to each of the reporting persons:

-------------------------------------------------------------------------------------------------------------
                      Number of Shares Beneficially Owned by Each Reporting Person
-------------------------------------------------------------------------------------------------------------
Name of Reporting     Sole      Shared      Sole         Shared       Aggregate     Percentage    No. of
Person                Voting    Voting      Dispositive  Dispositive  No. of        of Shares     Shares
                      Power     Power       Power        Power        Shares        Beneficially  Held
                                                                      Beneficially  Owned (1)     Subject to
                                                                      Owned (1)                   Mariner
                                                                                                  Option
-------------------------------------------------------------------------------------------------------------

Mariner Partners, Inc.      0   3,204,171           0    1,800,000    1,800,000             0              0
-------------------------------------------------------------------------------------------------------------
William J.                  0   3,204,171           0    1,800,000    1,800,000             0              0
Michaelcheck
-------------------------------------------------------------------------------------------------------------
Mark W. Blackman            0   3,204,171     524,530      450,000      974,530        10.03%        450,000
                                              (2)          (2)          (2)
-------------------------------------------------------------------------------------------------------------
Blackman Investments        0   3,204,171     420,030      550,000      970,030         9.99%        450,000
LLC                                                        (3)
-------------------------------------------------------------------------------------------------------------
Blackman Charitable         0   3,204,171     100,000            0      100,000         1.03%              0
Remainder Trust
-------------------------------------------------------------------------------------------------------------
Louise B. Tollefson         0   3,204,171     265,353      860,667      860,667         8.86%            (6)
2000 Florida                                  (4)          (5)
Intangible Trust
-------------------------------------------------------------------------------------------------------------
Louise B. Blackman          0   3,204,171       3,401        3,401        3,401         0.04%            (6)
Tollefson Family                              (4)          (5)
Foundation
-------------------------------------------------------------------------------------------------------------
Louise B. Tollefson         0   3,204,171     149,450      149,450      149,450         1.54%            (6)
Charitable Lead                               (4)          (5)
Annuity Trust
-------------------------------------------------------------------------------------------------------------
Bennett H. Tollefson        0   3,204,171     151,093      151,093      151,093         1.56%            (6)
Charitable Lead                               (4)          (5)
Unitrust
-------------------------------------------------------------------------------------------------------------
A. George Kallop            0           0           0      315,000      315,000             0              0
                                                                        (7)
-------------------------------------------------------------------------------------------------------------
William D. Shaw, Jr.        0           0           0      315,000      315,000             0              0
                                                                        (7)
-------------------------------------------------------------------------------------------------------------

               (1) These percentages are calculated excluding shared voting power. These percentages have been calculated without giving effect to the Mariner options. If the Mariner options were exercised, Mariner's and William J. Michaelcheck's percentage would be 18.51%; Mark W. Blackman's percentage would be 5.40%, Blackman Investments LLC's percentage would be 5.40%, A. George Kallop's percentage would be 3.24% and William D. Shaw, Jr.'s percentage would be 3.24%. The percentages for each Tollefson Trust would depend on how the options are allocated among the trusts. The percentage of each of the Tollefson Trusts could be reduced to 0% if the maximum possible options were allocated to it. See footnote 6.

               (2) Includes 5,000 shares issuable pursuant to options that are exercisable within 60 days. Excludes 260,000 shares which Mark W. Blackman may be deemed to beneficially own as guardian of minors, together owning 160,000 shares, and spouse owning 100,000, and may be deemed to have power to vote such 260,000 shares. Mark W. Blackman disclaims beneficial ownership of such 260,000 shares.

               (3) Includes 100,000 shares subject to the option described in NYMAGIC's Current Report on Form 8-K dated January 31, 2003.

               (4) Assumes that the Tollefson Trustee, who has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option, allocates the maximum number of shares to be provided in the aggregate by the Tollefson Trusts to the Tollefson Trusts other than this Reporting Person.

               (5) Assumes that the Tollefson Trustee, who has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option, allocates the maximum number of shares to be provided in the aggregate by the Tollefson Trusts to this Reporting Person.

               (6) An aggregate of 900,000 shares held by the Tollefson Trusts are subject to the option; the Tollefson Trustee has the sole power to determine the number of shares to be provided by any or all of the Tollefson Trusts upon exercise of the option.

               (7) Beneficial ownership of these shares is being reported by A. George Kallop and William D. Shaw, Jr. because of a possible interpretation that they beneficially own the shares underlying the portion of the options assigned to each of them by Mariner.

               William J. Michaelcheck and Charles R. Howe II do not individually own any shares of NYMAGIC. John Blackman and Kathleen Blackman individually do not own any shares of NYMAGIC. In addition to the Tollefson trust interests set forth above, Louise B. Tollefson owns 5,262 shares of NYMAGIC for which she has sole voting and dispositive power. Louise B. Tollefson may be deemed to beneficially own an additional 1,402 shares owned by her spouse Bennett H. Tollefson, and may be deemed to have power to vote such shares. Louise B. Tollefson disclaims beneficial ownership of such 1,402 shares. In addition, she is a beneficiary of the Louise B. Tollefson and Bennett H. Tollefson Charitable Remainder Unitrust dated 3/24/98, which owns 151,093 shares of NYMAGIC but she does not have voting or dispositive power over such shares.

               Each of the reporting persons disclaims beneficial ownership of the shares for which it does not have dispositive power.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Mariner entered into a voting agreement relating to the stock of NYMAGIC as of February 20, 2002 (subsequently amended as of March 1, 2002, January 27, 2003, March 12, 2003, and February 24, 2004
               (the "2004 Amendment")) with (i) MARK W. BLACKMAN; BLACKMAN INVESTMENTS LLC ("Blackman Investments"); JOHN N. BLACKMAN, JR. (the "Blackman Trustee") as trustee of the Blackman Charitable Remainder Trust (the "Blackman Co-Trust"); and ROBERT G. SIMSES (the "Tollefson Trustee") as trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00, as trustee of the Louise B. Blackman Tollefson Family Foundation dated 3/24/98, as co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00 (the "Participating Shareholders"); (ii) KATHLEEN BLACKMAN as co-trustee with the Blackman Trustee of the Blackman Charitable Remainder Trust; and (iii) FIRST UNION NATIONAL BANK (the "Bank Trustee") as co-trustee with the Tollefson Trustee of the Louise
               B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, and as co-trustee with the Tollefson Trustee of the Bennett H. Tollefson Charitable Lead Unitrust (the "Tollefson Co-Trusts"). The Bank Trustee is currently Wachovia Bank, N.A. as successor to First Union National Bank.

               The following shares are currently subject to the voting agreement (the "Voting Shares"):

               (i)           the 969,530 Shares of NYMAGIC for which Mark W.
                             Blackman has sole voting power;

               (ii) the 970,030 Shares of NYMAGIC for which Blackman Investments has sole voting power;

               (iii) the 100,000 Shares of NYMAGIC held by the Blackman Charitable Remainder Trust for which the Blackman Trustee has, with the approval of Kathleen Blackman, sole voting power; and

               (iv)          the 860,667 Shares of NYMAGIC held by the Louise B.
                             Tollefson 2000 Florida Intangible Tax Trust, the 3,401 shares held by the Louise B. Blackman Tollefson Family Foundation, the 149,450 Shares held by the Louise B. Tollefson Charitable Lead Annuity Trust, and the 151,093 Shares of NYMAGIC held by the Bennett H. Tollefson Charitable Lead Unitrust for which the Tollefson Trustee has, with the consent and agreement of the Bank Trustee, voting power (hereinafter the "Tollefson Shares").

               For the purposes of the voting agreement there are three "Participating Shareholders":

               (i)           Mark W. Blackman;

               (ii) Blackman Investments and the Blackman Trustee as co-trustee of the Blackman Charitable Remainder Trust dated April 1, 2001 (with Blackman Investments and the Blackman Trustee constituting one Participating Shareholder for all purposes under the Voting Agreement); and

               (iii)         The Tollefson Trustee as sole trustee of the Louise
                             B. Tollefson 2000 Florida Intangible Tax Trust dated December 12, 2000; as sole trustee of the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998; as co-trustee of the Louise
                             B. Tollefson Charitable Lead Annuity Trust dated March 30, 2000; and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated March 30, 2000 (such trusts being collectively, the "Tollefson Trusts").

               Pursuant to the voting agreement, Mariner has been granted the right, with (and only with) the written approval of two of the three Participating Shareholders, to exercise all of the rights of a shareholder of NYMAGIC and to vote the Voting Shares at all meetings of shareholders. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter, Mariner shall not vote on such matter, and Mariner's non-voting will not entitle any Participating Shareholder to instead vote his or its Voting Shares on that matter. However, Mariner does not have the right to vote on or consent to (a) the merger or consolidation of NYMAGIC into or with another corporation, (b) the sale of all or substantially all of its assets, (c) its dissolution and/or liquidation, or (d) any recapitalization or stock offering of NYMAGIC, unless two of the three Participating Shareholders consent thereto in writing. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter referred to in the preceding sentence, Mariner shall not vote on such matter and instead each Participating Shareholder may vote his or its Voting Shares on that matter.

               Prior to the 2004 Amendment, (i) Mariner was entitled to nominate four candidates for election to the Board; (ii) each Participating Shareholder was entitled to nominate two candidates to for election to the Board; and (iii) the Chief Executive Officer of NYMAGIC was entitled to nominate two candidates for election to the Board. The current directors of NYMAGIC who were nominated by Mariner are William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull III and A. George Kallop. The current directors of NYMAGIC who were nominated by the Participating Shareholders are Mark W. Blackman, John N. Blackman, Jr., Robert G. Simses, John R. Anderson, Glenn J. Angiolillo and Glenn R. Yanoff. The current directors of NYMAGIC who were nominated by the Chief Executive Officer are David W. Young and John T. Baily.

                Following the 2004 Amendment, (i) Mariner is entitled to
               nominate three candidates for election to the Board; (ii) the Tollefson Trustee is entitled to nominate one candidate for election to the Board, including himself; (iii) Mark W. Blackman is entitled to nominate one candidate for election to the Board and John N. Blackman, Jr. is entitled to nominate one candidate for election to the Board, provided that the candidates nominated to the Board by Mark W. Blackman and John N. Blackman, Jr. shall qualify as Independent Directors; and (iv) the Chief Executive Officer of NYMAGIC is entitled to nominate three candidates for election to the Board, all of whom shall be Independent Directors, for a total of nine directors.

               The Participating Shareholders have agreed, consistent with director fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated members of the Board, as designated by Mariner, as Chairman of each meeting. George R. Trumbull III was appointed Chairman of NYMAGIC on May 22, 2002 and was appointed Chief Executive Officer of NYMAGIC on June 10, 2002. Pursuant to the 2004 Amendment, if any of the Tollefson Trustee, Mark W. Blackman and John N. Blackman, Jr. does not nominate a candidate for election to the Board that such person is authorized to nominate, then in addition to its other rights, Mariner, instead of such person, may nominate a number of candidates equal to the number not nominated by such person.

               Pursuant to the 2004 Amendment, on or before the meeting of the Board on February 26, 2004, Mariner and the Participating Shareholders agree to use their reasonable efforts to cause NYMAGIC to take such action as is necessary to increase the number of authorized directors to thirteen. Furthermore, pursuant to the 2004 Amendment, on or before NYMAGIC's 2004 shareholders meeting,

               Mariner and the Participating Shareholders have agreed to use their reasonable efforts to cause NYMAGIC to take such action as is necessary to reduce the number of currently authorized directors to nine.

               The voting agreement also gives Mariner the right to purchase at any time and from time to time up to 1,800,000 shares of NYMAGIC from the Participating Shareholders in the amounts set forth below opposite each such Participating Shareholder's name:

               (i)           Mark W. Blackman - 450,000 shares;

               (ii)          Blackman Investments - 450,000 shares;

               (iii) the Tollefson Trustee - 900,000 shares, provided that the Tollefson Trustee shall have the sole power to determine the number of shares to be provided by any one of the Tollefson Trusts.

               (iv)          The exercise price for the options is as follows:

                                            Time Period                        Price
                             -------------------------------------------    -------------
                             February 15-May 14, 2002:                  $19.00 per share
                             May 15-August 14, 2002:                    $19.25 per share
                             August 15-November 14, 2002:               $19.50 per share
                             November 15, 2002-February 14, 2003:       $19.75 per share
                             February 15-May 14, 2003:                  $20.00 per share
                             May 15-August 14, 2003:                    $20.25 per share
                             August 15-November 14, 2003:               $20.50 per share
                             November 15, 2003-February 14, 2004:       $20.75 per share
                             February 15-May 14, 2004:                  $21.00 per share
                             May 15-August 14, 2004:                    $21.25 per share
                             August 15-November 14, 2004:               $21.50 per share
                             November 15, 2004-February 14, 2005:       $21.75 per share
                             February 15-May 14, 2005:                  $22.00 per share
                             May 15-August 14, 2005:                    $22.25 per share
                             August 15-November 14, 2005:               $22.50 per share
                             November 15, 2005-February 14, 2006:       $22.75 per share
                             February 15-May 14, 2006:                  $23.00 per share
                             May 15-August 14, 2006:                    $23.25 per share
                             August 15-November 14, 2006:               $23.50 per share
                             November 15, 2006-February 14, 2007:       $23.75 per share
                             February 15-March 17, 2007:                $24.00 per share

                             Less, in each case, the cumulative amount of dividends paid by NYMAGIC in respect of each share of its common stock from January 31, 2003 through to the date Mariner purchases such option shares.

               On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Messrs. Kallop and Shaw have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

               The voting agreement terminates upon the earliest to occur of the following dates (the "Termination Date"):

               (i)           February 15, 2007;

               (ii) the merger or consolidation of NYMAGIC into another corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;

               (iii)         immediately upon the resignation of Mariner; or

               (iv) upon written notice of such termination to Mariner from all of the Participating Shareholders, provided, that except where such written notice of termination is due to gross negligence or willful misconduct that causes or is reasonably likely to cause direct, substantial and provable damage to NYMAGIC, the options shall continue in full force and effect until the close of business on February 15, 2007.

               Mariner's voting rights, board nomination rights and right to acquire option shares representing in the aggregate ten percent (10%) or more of the voting power conferred by all of the voting stock of NYMAGIC at the time outstanding were granted subject to the New York Superintendent of Insurance either (i) having given his prior approval thereto pursuant to Section 1506 of the New York Insurance Law or (ii) having determined pursuant to Section 1501(c) of the New York Insurance Law that no such approval is required. Such approval was granted by the New York Superintendent of Insurance on July 31, 2002.

               The Participating Shareholders may transfer their Voting Shares; provided that (i) they at all times retain the number of Voting Shares necessary to enable Mariner to exercise its options and
               (ii) the transferred shares remain subject to the voting agreement. The Participating Shareholders have waived the requirement that transferred shares remain subject to the voting agreement to the extent that such shares are sold pursuant to the Registration Statement on or prior to December 31, 2003. In addition, each Participating Shareholder is allowed to sell up to 250,000 Voting Shares, which shares would then no longer be subject to the voting agreement.

               The summary of the voting agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the voting agreement and all amendments thereto, which are attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to this schedule.

Item 7:        Material to be Filed as Exhibits.

               99.1 Voting Agreement dated as of February 20, 2002, as amended March 1, 2002 (previously filed)

               99.2 Amendment No. 2 dated as of January 27, 2003, to Voting Agreement (previously filed)

               99.3 Amendment No. 3 dated as of March 12, 2003, to Voting Agreement (previously filed)

               99.4 Amendment No. 4 dated as of February 24, 2004, to Voting Agreement

               99.5   Joint Filing Agreement (previously filed)

               99.6   Power of Attorney (previously filed)

               99.7   Waiver dated October 16, 2003 (previously filed)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 27, 2004


                                            MARINER PARTNERS, INC.

                                            By:  /s/ William J. Michaelcheck
                                                 -------------------------------
                                                   William J. Michaelcheck,
                                                   Chairman and Chief Executive
                                                   Officer

                                            /s/ William J. Michaelcheck
                                            ------------------------------------
                                                   William J. Michaelcheck

                                            /s/ William J. Michaelcheck
                                            ------------------------------------
                                            Mark W. Blackman,
                                            by William J. Michaelcheck,
                                            Attorney-in-Fact


                                            BLACKMAN INVESTMENTS LLC

                                            By:  /s/ William J. Michaelcheck
                                                 -------------------------------
                                                   William J. Michaelcheck,
                                                   Attorney-in-Fact

                                            BLACKMAN CHARITABLE REMAINDER TRUST

                                            By:  /s/ William J. Michaelcheck
                                                 -------------------------------
                                                   William J. Michaelcheck,
                                                   Attorney-in-Fact


                                            LOUISE B. TOLLEFSON 2000 FLORIDA
                                            INTANGIBLE TAX TRUST DATED 12/12/00

                                            By:  /s/ William J. Michaelcheck
                                                 -------------------------------
                                                   William J. Michaelcheck,
                                                   Attorney-in-Fact

                                            LOUISE B. BLACKMAN TOLLEFSON
                                            FAMILY FOUNDATION DATED 3/24/98

                                            By:  /s/ William J. Michaelcheck
                                                 -------------------------------
                                                   William J. Michaelcheck,
                                                   Attorney-in-Fact

                                            LOUISE B. TOLLEFSON CHARITABLE
                                            LEAD ANNUITY TRUST DATED 3/30/00

                                            By:  /s/ William J. Michaelcheck
                                                 -------------------------------
                                                   William J. Michaelcheck,
                                                   Attorney-in-Fact


                                            BENNETT H. TOLLEFSON CHARITABLE
                                            LEAD UNITRUST DATED 3/30/00

                                            By:  /s/ William J. Michaelcheck
                                                 -------------------------------
                                                   William J. Michaelcheck,
                                                   Attorney-in-Fact



                                            /s/ William J. Michaelcheck
                                            ------------------------------------
                                            A. George Kallop
                                            by William J. Michaelcheck,
                                            Attorney-in-Fact


                                            /s/ William J. Michaelcheck
                                            ------------------------------------
                                            William D. Shaw, Jr.
                                            by William J. Michaelcheck,
                                            Attorney-in-Fact

                                                                    Exhibit 99.4


                               AMENDMENT NUMBER 4

                          DATED AS OF FEBRUARY 24, 2004

                                       TO

                         NYMAGIC, INC. VOTING AGREEMENT

        Reference is made to the Voting Agreement (the "Agreement") dated as of February 20, 2002, as amended March 1, 2002 and further amended by Amendment No. 2 dated as of January 27, 2003 and Amendment No. 3 dated as of March 12, 2003 by and among (i) MARK W. BLACKMAN; BLACKMAN INVESTMENTS LLC; JOHN N. BLACKMAN, JR. (the "Blackman Trustee") as trustee of the Blackman Charitable Remainder Trust; and ROBERT G. SIMSES (the "Tollefson Trustee") as trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust, as co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust, and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust (the "Participating Shareholders"); (ii) KATHLEEN BLACKMAN as co-trustee with the Blackman Trustee of the Blackman Charitable Remainder Trust, (iii) WACHOVIA BANK, N.A., as successor in interest to First Union National Bank, as co-trustee with the Tollefson Trustee of the Louise B. Tollefson Charitable Lead Annuity Trust, and as co-trustee with the Tollefson Trustee of the Bennett H. Tollefson Charitable Lead Unitrust; and (iv) MARINER PARTNERS, INC.

        Capitalized terms not otherwise defined herein are used with the meanings ascribed to such terms in the Agreement.

Article IV (B) is deleted in its entirety and replaced by the following:

"(B) Mariner shall be entitled to nominate three (3) candidates for election to the Board; Robert G. Simses shall be entitled to nominate one (1) candidate for election to the Board, including himself; Mark W. Blackman shall be entitled to nominate one (1) candidate for election to the Board and John N. Blackman Jr. shall be entitled to nominate one (1) candidate for election to the Board, provided that the candidates nominated to the Board by Mark W. Blackman and John
N. Blackman, Jr. shall qualify as Independent Directors in accordance with the Rules of the New York Stock Exchange and all other applicable laws and regulations that may be enacted from time to time; and, the Chief Executive Officer of NYMAGIC, INC. shall be entitled to nominate three (3) directors for election to the Board, all of whom shall be Independent Directors, as described in this Article IV(B), for a total of nine directors.

        The Participating Shareholders shall, consistent with director fiduciary duties, cause their nominees to vote for one of the Mariner nominated members of the Board, as designated by Mariner as Chairman of each meeting. If any of Robert G. Simses, Mark W. Blackman, and John N. Blackman Jr. does not nominate a candidate for the Board as authorized under this Article IV (B), Mariner may instead nominate a number of candidates equal to the number not nominated by these individuals."

Article IV (D) is deleted in its entirety and replaced by the following:

"(D) On or before the meeting of the Board of Directors of the Corporation on February 26, 2004, Mariner and the Participating Shareholders agree to use their reasonable efforts to cause the Corporation to take such action as is necessary to increase the number of authorized directors to thirteen (13). Thereafter, and on or before the anticipated May 2004 shareholders' meeting of the Corporation, Mariner and the Participating Shareholders agree to use their reasonable efforts to cause the Corporation to take such action as is necessary to reduce the number of then currently authorized directors to nine (9)."



Article IV (E) is amended by deletion of the first sentence and replacing it with the following:

        "Subject to the provisions of the Corporation's By-laws, any Participating Shareholder entitled under this Article IV to designate any director or successor director may, acting reasonably, replace any director nominated by him at any time and from time to time with or without cause, provided that any replacement director complies with the provisions of Article IV (B)."




This agreement may be signed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.







       [Balance of Page Intentionally Left Blank - Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have hereunto set their respective hands as of the 24th day of February 2004.



OTHERS                                             PARTICIPATING SHAREHOLDERS

MARINER PARTNERS, INC.
                                                   /s/ Mark W. Blackman
By:/s/ William J. Michaelcheck                     -----------------------------
   ---------------------------------------         Mark W. Blackman
    Name:  William J. Michaelcheck                 Address:
    Title: Chairman                                80 Deepwood Road
                                                   Darien, CT 06820
/s/ Kathleen Blackman
------------------------------------------         BLACKMAN INVESTMENTS LLC
Kathleen Blackman
Address:                                           By: /s/ John N. Blackman, Jr.
41 Wee Burn Lane                                      --------------------------
Darien, CT 06820                                       John N. Blackman, Jr.
                                                       Member
WACHOVIA BANK, N.A.
Successor in Interest To:
FIRST UNION NATIONAL BANK                          By: /s/ Kathleen Blackman
                                                      --------------------------
                                                       Kathleen Blackman
/s/ Terry Lee Kaly                                     Member
------------------------------------------
Name:      Terry Lee Kaly                          /s/ John N. Blackman, Jr.
           -------------------------------         -----------------------------
Title:     Vice President                          John N. Blackman, Jr.
           -------------------------------         (as trustee of the Blackman
                                                   Charitable Remainder Trust)
                                                   Address:
                                                   41 Wee Burn Lane
                                                   Darien, CT 06820

                                                   /s/ Robert G. Simses
                                                   -----------------------------
                                                   Robert G. Simses
                                                   (as trustee of the Tollefson
                                                   Trusts)
                                                   Address:
                                                   Warwick & Simses
                                                   140 Royal Palm Way, Suite 205
                                                   Palm Beach, FL 33480


                                        3